Exhibit 99.1

CUIT: 30-70496280-7

Buenos Aires, October 15, 2013

To the

Comisión Nacional de Valores (National Securities Commission)

Ref.: Material Event

Dear Sirs,

We are writing to you in order to inform that Grupo Financiero Galicia S.A. acquired 210,855 (Two hundred ten thousand eight hundred fifty five) shares Class “B” of Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) at the price of 14.75 per share, which represents 0.03949% of the capital and voting rights of Banco Galicia.

Yours faithfully,

Adrián Enrique Pedemonte
Attorney in law

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.